PRESS RELEASE

Aya Gold & Silver Reports High-Grade Exploration Drill Results at Boumadine

Montreal, Quebec, May 20, 2026 - Aya Gold & Silver Inc. (TSX: AYA; NASDAQ: AYA) (“Aya” or the “Corporation”) is pleased to report new drill results at the Boumadine Project (“Boumadine” or the “Project”) from its ongoing infill drill program in the Kingdom of Morocco. These results confirm strong high-grade continuity along the Boumadine Main Trend and support the potential for continued resource growth and scale.
Highlights1
Boumadine Main Trend (5.4km)
•Multiple additional high-grade intercepts:
•BOU-DD25-745 intercepted 890 grams per tonne (“g/t”) silver equivalent (“AgEq”) over 51.5 metres (“m”) (2.05 g/t gold (“Au”), 535 g/t silver (“Ag”), 3.8% zinc (“Zn”), and 5.9% lead (“Pb”), including 1,504 g/t AgEq over 19.3m (2.17 g/t Au, 1,032 g/t Ag, 5.3% Zn, and 9.8% Pb).
•BOU-DD25-746 intercepted 665 g/t AgEq over 20.4m (1.63 g/t Au, 410 g/t Ag, 2.8% Zn and 3.4% Pb), including 1,276 g/t AgEq over 5.3m (3.98 g/t Au, 695g/t Ag, 6.1% Zn and 7.2% Pb) and 741 g/t AgEq over 14.5m (5.24 g/t Au, 204 g/t Ag, 3.9% Zn and 2.2% Pb), including 1,112 g/t AgEq over 8.4m (8.79 g/t Au, 276g/t Ag, 4.5% Zn and 2.3% Pb).
•BOU-DD26-790 intercepted 746 g/t AgEq over 14.9m (0.62 g/t Au, 586 g/t Ag, 1.9% Zn and 3.7% Pb) including 1,227 g/t AgEq over 6.5m (1.05 g/t Au, 971g/t Ag, 1.9% Zn and 3.7% Pb).
•BOU-DD26-786 intercepted 511 g/t AgEq over 9.4m (0.61 g/t Au, 399 g/t Ag, 1.4% Zn, and 1.0% Pb) including 1,928 g/t AgEq over 1.8m (1.54 g/t Au, 1,708g/t Ag, 2.5% Zn and 1.7% Pb).
•BOU-DD26-792 intercepted 462 g/t AgEq over 8.1m (0.79 g/t Au, 237 g/t Ag, 3.0% Zn and 4.5% Pb) including 1,036 g/t AgEq over 2.2m (1.50 g/t Au, 563g/t Ag, 5.2% Zn and 10.4% Pb).
•Exploration Update:
•69,209m drilled at Boumadine year-to-date.
•20% of the planned 360,000m infill drilling program for 2026-2027 completed

“These latest results continue to demonstrate the exceptional grade, width and scale potential emerging at Boumadine,” said Benoit La Salle, President & CEO. “Intercepts including 890 g/t AgEq over 51.5m in BOU-DD25-745 — our strongest drill intercept to date at Boumadine on a grade-thickness basis — located just 70m below the current pit shell, highlights the strong continuity of wide, high-grade mineralization along the 5.4-kilometre Boumadine Main Trend, which remains open in all directions. With over 69,000m drilled year-to-date and 11 rigs currently active, we are aggressively advancing the 2026–2027 infill and expansion program ahead of the updated PEA expected mid-year.”

Table 1 – Significant Intercepts from Boumadine Drill Exploration Program (Core Lengths)

DDH No.	From	To	Au	Ag	Length*	Cu	Pb	Zn	Mo	Ag Eq**
	(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)	(g/t)
BOU-DD25-745	214.5	266.0	2.05	535	51.5	0.0	5.9	3.8	30	890
Including	244.1	263.4	2.17	1,032	19.3	0.1	9.8	5.3	21	1,504
BOU-DD25-746	79.0	98.8	2.16	77	19.8	0.0	1.4	3.1	281	345
Including	83.3	85.2	10.92	60	1.9	0.0	1.2	3.4	373	1,024
BOU-DD25-746	107.0	121.5	5.24	204	14.5	0.0	2.2	3.9	32	741
Including	113.1	121.5	8.79	276	8.4	0.0	2.3	4.5	27	1,112
BOU-DD25-746	293.0	313.4	1.63	410	20.4	0.1	3.4	2.8	34	665
Including	298.0	303.0	1.65	848	5.0	0.1	5.7	3.1	61	1,156
Including	306.8	312.1	3.98	695	5.3	0.1	7.2	6.1	28	1,276
BOU-DD25-754	348.8	355.8	0.40	150	7.0	0.0	1.0	2.1	734	257
BOU-DD26-759	255	266.0	0.42	216	11	0.1	1.3	1.9	21	317
Including	255.0	258.1	1.16	552	3.1	0.0	1.8	2.9	43	739
BOU-DD26-759	336.4	342.6	0.58	302	6.2	0.0	1.6	3.8	239	461
Including	336.4	339.9	0.80	447	3.5	0.0	2.1	5.0	238	657
BOU-DD26-766	193.4	198.2	0.89	167	4.8	0.0	0.8	2	7	293
BOU-DD26-767	273.9	281	0.38	85	7.1	0	1.2	3.7	68	215
BOU-DD26-767	373.2	381.5	0.72	191	8.3	0	2	1.9	221	328
Including	374.2	376.9	0.88	467	2.7	0.0	5.1	2.7	618	700
BOU-DD26-773	253.0	255.6	1.18	516	2.6	0.0	2.3	2.8	48	712
BOU-DD26-775	323.5	335.5	0.44	172	12.0	0.0	1.0	2.0	341	272
Including	324.4	326.2	1.76	662	1.8	0.0	2.6	4.7	1,032	966
BOU-DD26-775	338.1	346.3	0.76	184	8.2	0.0	1.5	1.7	1,819	338
Including	338.9	341.4	1.44	428	2.5	0.0	3.8	3.9	2,736	737
BOU-DD26-775	400.0	409.5	0.76	216	9.5	0.0	2.7	4.6	507	429
Including	401.4	407.4	0.94	269	6.0	0.0	3.6	5.6	639	534
BOU-DD26-777	501.2	513.0	0.53	94	11.8	0.0	1.3	3.0	312	226
BOU-DD26-782	184.4	186.3	1.92	478	1.9	0.2	2.4	6.6	74	820
BOU-DD26-783	274.0	289.8	1.10	198	15.8	0.1	2.2	2.6	1,222	405
Including	283.8	287.8	1.75	419	4.0	0.2	4.7	4.5	3,202	805
BOU-DD26-786	403.2	412.6	0.61	399	9.4	0.0	1.0	1.4	922	511
Including	403.2	405.0	1.54	1,708	1.8	0.0	1.7	2.5	691	1,928
BOU-DD26-786	459.2	462.8	1.38	195	3.6	0.1	5.1	3.5	93	481
Including	459.2	461.0	2.38	355	1.8	0.1	9.9	5.0	127	845
BOU-DD26-790	140.5	155.4	0.62	586	14.9	0.0	3.7	1.9	12	746
Including	148.3	154.8	1.05	971	6.5	0.0	6.7	2.1	16	1,227
BOU-DD26-792	297.0	305.1	0.79	237	8.1	0.0	4.5	3.0	835	462
Including	300.9	303.1	1.50	563	2.2	0.0	10.4	5.2	2,891	1,036
BOU-DD26-796	368.4	373.1	0.63	231	4.7	0.0	3.0	2.3	57	387

BOU-DD26-796	378.0	384.1	0.20	117	6.1	0.1	2.6	2.4	0	236
BOU-DD26-799	271.5	276.4	1.05	210	4.9	0.3	2.6	4.5	60	452
True width remains undetermined at this stage; all values are uncut.

1.Ag equivalent is based on a silver price of US$30/oz with a process recovery of 89%, a gold price of US$2,800/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 79.3g/t Ag; 1% Cu: 68.3 g/t Ag; 1% Pb: 19.4 g/t Ag; and 1% Zn: 19.7 g/t Ag.

Figure 1: Boumadine Mining Licence Surface Plan with Magnetic Data (Residual Total Field) and 2026 Drill Holes

2026 Exploration Results
This year, 160 diamond drill holes (“DDH”), totaling 69,209m have been completed at Boumadine (Figure 1 and Appendix 2). Drilling was done on strike along the Main Trend, Tizi and Imariren. All results have been received for drill holes up to BOU-DD25-800 (Table 1, Figure 2, and Appendix 1).
Today’s results confirm the high-grade nature and continuity of the Boumadine Main Trend, which remains open in all directions. In addition, hole BOU-DD25-745 to the south intersected a new mineralized parallel structure 70m bellow the current resources pit shell (Figure 3). This new structure has the potential to increase both the resources and the depth of the open-pit and will require follow-up drilling upward and laterally to fully assess its potential.
Mineralization within the Boumadine Main Trend measures up to 4m wide (locally reaching over a 10m width) and is N340-oriented massive sulphide lenses/veins sharply dipping eastward (> 70°). The massive sulphide veins (>80%) are mainly composed of pyrite, with variable proportions of sphalerite, galena, and chalcopyrite. Tizi and Imariren share the same characteristics except for their N000 orientation.

N
BOU-DD25-745
51.5 m @ 890 g/t Ag Eq.
incl. 19.3 m @ 1504 g/t Ag Eq.
BOU-DD25-746
19.8 m @ 345 g/t Ag Eq.
incl. 1.9 m @ 1024 g/t Ag Eq.
14.5 m @ 741 g/t Ag Eq.
incl. 8.4 m @ 1112 g/t Ag Eq.
20.4 m @ 665 g/t Ag Eq.
incl. 5.0 m @ 1156 g/t Ag Eq.
incl. 5.3 m @ 1276 g/t Ag Eq.
BOU-DD26-790
14.9 m @ 746 g/t Ag Eq.
incl. 6.5 m @ 1227 g/t Ag Eq.
BOU-DD26-792
8.1 m @ 462 g/t Ag Eq.
incl. 2.2 m @ 1036 g/t Ag Eq.
BOU-DD26-796
4.7 m @ 387 g/t Ag Eq.
6.1 m @ 236 g/t Ag Eq.
BOU-DD26-782
1.9 m @ 820 g/t Ag Eq.
BOU-DD26-783
15.8 m @ 405 g/t Ag Eq.
incl. 4.0 m @ 805 g/t Ag Eq.
BOU-DD26-786
9.4 m @ 511 g/t Ag Eq.
incl. 1.8 m @ 691 g/t Ag Eq.
3.6 m @ 481 g/t Ag Eq.
incl. 1.8 m @ 845 g/t Ag Eq.
BOU-DD26-773
2.6 m @ 711 g/t Ag Eq.
BOU-DD26-775
12 m @ 271 g/t Ag Eq.
incl. 1.8 m @ 966 g/t Ag Eq.
8.2 m @ 338 g/t Ag Eq.
incl. 2.5 m @ 737 g/t Ag Eq.
9.5 m @ 429 g/t Ag Eq.
incl. 6.0 m @ 534 g/t Ag Eq.
BOU-DD26-742
11.8 m @ 226 g/t Ag Eq.
BOU-DD26-766
8.8 m @ 209 g/t Ag Eq.
incl. 2.6 m @ 499 g/t Ag Eq.
BOU-DD26-767
7.1 m @ 215 g/t Ag Eq.
8.3 m @ 328 g/t Ag Eq.
incl. 2.7 m @ 700 g/t Ag Eq.
BOU-DD26-759
10.4 m @ 336 g/t Ag Eq.
incl. 3.1 m @ 739 g/t Ag Eq.
6.2 m @ 336 g/t Ag Eq.
incl. 3.5 m @ 657 g/t Ag Eq.
BOU-DD25-799
4.9 m @ 452 g/t Ag Eq.
BOU-DD25-754
7.0 m @ 257 g/t Ag Eq.
0 250 500 750
m
GOLD & SILVER
Boumadine
Kingdom of Morocco
Legend
2026 Drilled DDH
2017 - 2025 Drill Holes
Current Drilling
Pit shell
WorldView-3 bandes ratio
Ferric alteration
Clay alteration
Chlorite-Carbonate alteration

Figure 2 – Surface Plan of Boumadine South Zone with New DDH Results

Figure 3 – Section 6575N with Drill Hole BOU-DD25-745 in the South Area of Boumadine with Resources Pit Shell

Next Steps
Infill drilling, following last year’s positive preliminary economic assessment2 will be ongoing for the next 24 months with a drill program of approximately 360,000m planned.
Significant potential exists to expand the Boumadine Main Trend (currently 5.4 km), the Tizi Zone (2.0 km) and the Imariren Zone (1.2 km), with all three trends open in all directions. Follow-up drilling is also planned on the 8 km Asirem trend for later this year.
Most drilling will continue to focus on the Main Trend, Imariren and Tizi to extend known mineralization along strike and at depth, while infilling key areas as part of advancing Feasibility Study. The balance of the 2026 program (~20,000m) will target Asirem follow-up and greenfield exploration, testing geological hypotheses and targets generated over the past four years. Ongoing geological work will guide additional development priorities.

Technical Information
Aya has implemented a quality control program to comply with best practices in sampling and analysis of drill core and RC chips. For core drilling, all individual samples represent approximately one metre in length of core, which is halved. Half of the core is kept on site for reference, and its counterpart is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco. For drilling using RC, all individual samples represent 1.0m in length and a representative portion is kept for every metre in some chip trays stored on site. A split samples representing 1/16th, ranging from 2 to 4 kilogram is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco.
All samples are analyzed for silver, copper, iron, lead, zinc, tin, and molybdenum using Aqua regia and finished by atomic absorption spectroscopy (“AAS”). Samples grading above 200 g/t Ag are reanalyzed using fire assaying. Gold is assayed by fire assaying. Standards of different grades and blanks were inserted every 20 samples in addition to the standards, blanks and pulp duplicate inserted by Afrilab.
Qualified Person
The scientific and technical information contained in this press release have been reviewed by David Lalonde, B. Sc, P. Geo, Vice-President, Exploration, Qualified Person, for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Corporation has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a sizable mineralized footprint, and potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact
Benoit La Salle, FCPA, MBA
President & CEO
benoit.lasalle@ayagoldsilver.com

Alex Ball
VP, Corporate Development & IR alex.ball@ayagoldsilver.com

Forward-Looking Statements
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Corporation’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, "goal", “guidance”, “intend”, “objective”, “plan”, "potential", “strategy”, "target", and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the Corporation's mining assets development and expansion potential, including scale potential and resource growth of the Boumadine project; the 2025 PEA for the Boumadine project; the timing for completion of the updated Boumadine preliminary economic assessment; the 2026-2027 Boumadine infill drilling and expansion program and timing thereto; the Corporation's mining assets development, drilling and exploration program; Boumadine's targets, objectives, priorities, and timing thereto; the timing for completion of the Boumadine feasibility study; the Corporation's strategy, objectives, targets, and projections with regards to its mining assets; the commodities price environment, including silver, gold, zinc, lead, and copper prices; process recoveries; allocation of the Corporation's capital; and the Corporation’s future operating results, economic performance, and objectives.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Corporation’s forward-looking information is based include without limitation, assumptions regarding development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the timing for completion of the updated Boumadine PEA and feasibility study; the Corporation’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the

Corporation’s business, any of which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and growth prospects. Some of the risks the Corporation faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: Aya’s ability to execute plans relating to its Zgounder Project and Boumadine Project, including the timing thereof; risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually mined; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel, oil and electricity); availability of gas, fuel, and oil; restrictions on mining in the jurisdictions in which Aya operates; change of laws and regulations governing our operation, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; the Corporation’s ability to mitigate the risks pertaining to fund repatriation; expectations with respect to any future pandemics on our operations, and assumptions related thereto; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain and renew necessary permits and licenses; inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; Aya’s growth strategy; Aya’s ability to obtain and maintain insurance; occupational health and safety risks; adverse publicity risks; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; litigation risks; interest and exchange rates risks; tax risks; unforeseen expenses; public health crises; climate change; weather disruptions; general economic conditions; commodity prices and exchange rate risks; gold and silver demand; volatility of share price; public company obligations; competition risk; policies and legislation; force majeure; climate risks; the effectiveness of our internal control over financial reporting; risks related to competition in the mining industry; changes in technology; asset impairment (or reversal) potential, being consistent with the Corporation’s current expectations; the inherent risks involved in exploration and development of mineral properties; and other risks described in the Corporation’s documents filed with Canadian and U.S. securities regulatory authorities.
In addition, readers are directed to carefully review the detailed risk discussion in the Corporation’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2025, filed on SEDAR+ and on EDGAR, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Corporation’s business and operations.
Although the Corporation believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Corporation’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Corporation qualifies all of its forward-looking statements by these cautionary statements.

Appendix 1 - Full Drill Results from Boumadine (core lengths)

DDH No.	From	To	Au	Ag	Length*	Cu	Pb	Zn	Mo	Ag Eq**
	(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)	(g/t)
BOU-DD25-623	273.0	274.0	0.11	66	1.0	0.0	0.2	1.2	13	105
BOU-DD25-627	708.7	711.0	3.22	8	2.3	0.1	0.1	0.1	8	272
BOU-DD25-627	725.2	726.0	1.26	25	0.8	0.1	0.2	0.2	6	139
BOU-DD25-628	0.0	201.0								NSR
BOU-DD25-631	0.0	477.0								NSR
BOU-DD25-634	0.0	552.0								NSR
BOU-DD25-638	0.0	234.0								NSR
BOU-DD25-639	0.0	291.0								NSR
BOU-DD25-640	43.2	43.8	0.25	44	0.6	0.5	0.6	0.0	17	110
BOU-DD25-641	0.0	276.0								NSR
BOU-DD25-643	0.0	231.0								NSR
BOU-DD25-662	0.0	237.0								NSR
BOU-DD25-663	0.0	234.0								NSR
BOU-DD25-669	0.0	207.0								NSR
BOU-DD25-678	0.0	1 011.0								NSR
BOU-DD25-693	537.1	539.0	0.67	21	1.9	0.0	0.8	2.8	11	148
BOU-DD25-697	528.0	531.5	1.41	18	3.5	0.0	0.0	0.0	3	134
BOU-DD25-697	528.0	529.4	2.23	25	1.4	0.0	0.0	0.0	3	206
BOU-DD25-697	535.5	536.5	0.68	6	1.0	0.0	0.1	0.6	3	74
BOU-DD25-698	364.7	365.2	0.78	7	0.5	0.1	1.4	1.6	3	133
BOU-DD25-704	0.0	609.0								NSR
BOU-DD25-705	367.9	373.0	3.08	62	5.1	0.1	0.1	0.0	2	313
Including	367.9	370.5	4.50	76	2.6	0.1	0.1	0.0	1	439
BOU-DD25-709	277.0	277.6	0.03	69	0.6	0.2	0.9	0.5	7	109
BOU-DD25-709	280.2	282.2	1.87	68	2.0	0.1	0.8	2.0	8	279
BOU-DD25-710	26.7	28.4	3.65	58	1.7	0.1	0.4	1.1	7	387
BOU-DD25-710	41.0	43.0	1.25	16	2.0	0.0	0.4	1.2	9	147
BOU-DD25-715	0.0	606.0								NSR

BOU-DD25-718	188.0	189.0	0.22	113	1.0	0.0	2.9	4.9	4	285
BOU-DD25-722	274.0	275.0	1.77	8	1.0	0.0	0.1	0.3	7	158
BOU-DD25-722	501.5	504.7	2.19	37	3.2	0.1	0.1	0.5	6	230
BOU-DD25-722	506.4	507.0	0.27	48	0.6	0.1	0.8	2.7	81	144
BOU-DD25-724	288.8	289.3	0.78	16	0.5	0.0	0.3	0.5	5	94
BOU-DD25-728	176.3	177.7	0.30	29	1.4	0.0	0.2	0.9	9	76
BOU-DD25-728	182.4	183.4	0.44	28	1.0	0.0	0.7	1.3	8	103
BOU-DD25-728	189.4	192.2	1.91	64	2.8	0.1	0.4	1.1	9	254
BOU-DD25-728	196.6	197.4	0.54	20	0.8	0.0	0.7	1.5	12	108
BOU-DD25-729	278.0	279.0	0.28	61	1.0	0.0	0.8	2.4	1	146
BOU-DD25-729	288.7	292.5	0.78	491	3.8	0.6	2.3	2.7	51	692
Including	289.5	291.6	1.29	803	2.1	1.0	3.7	4.4	64	1,134
BOU-DD25-731	221.1	222.0	0.03	849	0.9	0.0	0.2	0.2	7	859
BOU-DD25-732	417.0	418.8	0.03	86	1.8	0.3	0.1	0.2	9	115
BOU-DD25-740	389.0	390.0	0.52	10	1.0	0.0	0.0	0.1	8	54
BOU-DD25-745	214.5	266.0	2.05	535	51.5	0.0	5.9	3.8	30	890
Including	244.1	263.4	2.17	1,032	19.3	0.1	9.8	5.3	21	1,504
BOU-DD25-746	79.0	98.8	2.16	77	19.8	0.0	1.4	3.1	281	345
Including	83.3	85.2	10.92	60	1.9	0.0	1.2	3.4	373	1,024
BOU-DD25-746	100.6	102.4	0.32	70	1.8	0.0	1.1	3.0	44	177
BOU-DD25-746	107.0	121.5	5.24	204	14.5	0.0	2.2	3.9	32	741
Including	113.1	121.5	8.79	276	8.4	0.0	2.3	4.5	27	1,112
BOU-DD25-746	123.0	130.0	0.21	45	7.0	0.0	0.4	1.5	10	100
BOU-DD25-746	293.0	313.4	1.63	410	20.4	0.1	3.4	2.8	34	665
Including	298.0	303.0	1.65	848	5.0	0.1	5.7	3.1	61	1,156
Including	306.8	312.1	3.98	695	5.3	0.1	7.2	6.1	28	1,276
BOU-DD25-747	444.9	445.5	0.70	43	0.6	0.0	0.2	0.5	15	113
BOU-DD25-747	478.0	479.0	0.58	8	1.0	0.0	0.2	0.2	4	64
BOU-DD25-747	589.0	590.3	0.77	22	1.3	0.0	0.2	1.7	3	122
BOU-DD25-749	353.0	354.0	0.82	20	1.0	0.0	0.3	1.1	11	114
BOU-DD25-751	384.7	390.0	0.64	32	5.3	0.0	1.1	1.5	32	134
BOU-DD25-751	401.0	401.5	0.21	34	0.5	0.0	0.3	1.5	10	88
BOU-DD25-752	0.0	102.0								NSR
BOU-DD25-753	322.6	323.6	1.54	6	1.0	0.0	0.0	0.6	30	141
BOU-DD25-753	340.2	340.7	0.21	52	0.5	0.0	0.3	1.1	180	101
BOU-DD25-754	315.9	317.6	0.26	109	1.7	0.0	0.8	5.4	40	252
BOU-DD25-754	348.8	355.8	0.40	150	7.0	0.0	1.0	2.1	734	257
Including	348.8	350.1	1.40	422	1.3	0.1	2.1	3.8	2,095	688
BOU-DD25-754	371.0	372.0	0.13	41	1.0	0.0	0.6	1.4	253	95
BOU-DD25-755	325.0	326.0	0.29	91	1.0	0.1	0.5	1.0	376	159
BOU-DD25-755	410.6	415.2	0.64	15	4.6	0.0	0.1	0.1	23	70
BOU-DD25-755	420.2	421.8	0.64	143	1.6	0.0	2.2	1.7	74	272
BOU-DD25-755	434.6	435.6	0.69	21	1.0	0.0	0.0	0.0	19	77
BOU-DD25-756	0.0	240.0								NSR
BOU-MP25-030	0.0	120.0								NSR
BOU-MP25-083	151.0	152.0	0.92	18	1.0	0.0	0.1	0.0	11	93
BOU-MP25-083	503.2	503.7	0.43	31	0.5	0.0	0.3	0.6	8	85
BOU-MP25-091	0.0	102.0								NSR

BOU-RC25-038	0.0	200.0								NSR
BOU-RC25-039	82.0	83.0	0.53	29	1.0	0.0	0.4	0.8	22	94
BOU-RC25-039	88.0	89.0	0.03	69	1.0	0.0	2.3	2.5	8	165
BOU-RC25-057	0.0	180.0								NSR
BOU-RC25-060	1.0	191.0								NSR
BOU-RC25-061	0.0	166.0								NSR
BOU-RC25-062	0.0	188.0								NSR
BOU-RC25-063	0.0	168.0								NSR
BOU-RC25-066	0.0	200.0								NSR
BOU-DD26-757	0.0	204.0								NSR
BOU-DD26-758	166.9	171.8	0.47	65	4.9	0.0	0.6	1.1	10	136
BOU-DD26-759	255	266.0	0.42	216	11	0.1	1.3	1.9	21	317
Including	255.0	258.1	1.16	552	3.1	0.0	1.8	2.9	43	739
BOU-DD26-759	278.0	279.0	0.24	31	1.0	0.0	0.4	0.7	9	73
BOU-DD26-759	315.0	316.0	0.90	3	1.0	0.0	0.0	0.0	8	75
BOU-DD26-759	336.4	342.6	0.58	302	6.2	0.0	1.6	3.8	239	461
Including	336.4	339.9	0.80	447	3.5	0.0	2.1	5.0	238	657
BOU-DD26-759	379.5	380.0	0.36	75	0.5	0.0	0.5	1.7	292	151
BOU-DD26-760	340.3	341.3	0.03	55	1.0	0.0	0.0	0.0	6	58
BOU-DD26-760	482.0	483.6	0.31	55	1.6	0.1	0.1	0.2	3	92
BOU-DD26-761	282.0	283.4	1.73	226	1.4	0.0	0.8	1.9	40	417
BOU-DD26-761	290.3	291.7	0.07	217	1.4	0.3	2.0	3.6	94	350
BOU-DD26-761	303.0	303.9	0.06	56	0.9	0.3	1.1	0.9	46	120
BOU-DD26-761	350.0	351.0	0.34	34	1.0	0.0	0.5	1.6	16	103
BOU-DD26-761	358.0	358.8	0.83	438	0.8	0.1	5.0	3.1	15	671
BOU-DD26-761	362.0	365.0	0.29	165	3.0	0.1	1.8	5.3	54	332
BOU-DD26-761	394.0	394.6	0.23	87	0.6	0.0	1.9	3.5	327	218
BOU-DD26-762	0.0	201.0								NSR
BOU-DD26-763	0.0	219.0								NSR
BOU-DD26-764	213.7	220.8	1.49	30	7.1	0.1	0.2	0.2	8	165
BOU-DD26-765	223.0	224.0	0.33	11	1.0	0.0	0.2	0.6	7	54
BOU-DD26-766	111.1	112.4	1.09	124	1.3	0.0	0.6	0.5	4	233
BOU-DD26-766	193.4	198.2	0.89	167	4.8	0.0	0.8	2	7	293
BOU-DD26-766	204.1	207	0.4	89	2.9	0.0	0.4	0.5	12	135
BOU-DD26-766	210.0	211.0	0.23	36	1.0	0.0	0.3	0.0	12	64
BOU-DD26-767	273.9	281.0	0.38	85	7.1	0.0	1.2	3.7	68	215
Including	274.8	276.9	0.79	194	2.1	0.0	2.8	8.5	85	484
BOU-DD26-767	327.3	327.8	1.28	26	0.5	0.0	0.2	1.6	12	162
BOU-DD26-767	359.0	359.6	0.73	38	0.6	0.0	0.5	1.1	19	127
BOU-DD26-767	373.2	381.5	0.72	191	8.3	0.0	2.0	1.9	221	328
Including	374.2	376.9	0.88	467	2.7	0.0	5.1	2.7	618	700
BOU-DD26-767	398.6	401.0	0.66	228	2.4	0.0	1.5	1.8	508	355
BOU-DD26-768	0.0	204.0								NSR
BOU-DD26-769	102.0	105.0	0.21	73	3.0	0.0	2.2	6.1	5	252
BOU-DD26-770	51.6	52.5	0.73	31	0.9	0.1	0.2	1.3	7	122
BOU-DD26-770	225.8	228.1	1.73	43	2.3	0.1	0.1	0.4	16	200
BOU-DD26-770	327.0	328.0	0.03	71	1.0	0.0	0.0	0.0	8	75
BOU-DD26-771	16.8	17.6	0.82	28	0.8	0.1	0.1	0.1	14	100

BOU-DD26-771	19.2	20.0	0.19	53	0.8	0.1	0.0	0.0	7	78
BOU-DD26-771	95.6	96.1	0.19	32	0.5	0.4	1.8	3.1	13	169
BOU-DD26-771	105.0	106.0	0.68	13	1.0	0.0	0.2	0.3	10	79
BOU-DD26-771	116.7	117.3	0.11	71	0.6	0.0	0.3	0.5	9	97
BOU-DD26-771	401.0	402.0	0.03	243	1.0	0.0	0.0	0.0	2	246
BOU-DD26-772	0.0	108.0								NSR
BOU-DD26-773	241.6	245.2	0.82	60	3.6	0.0	0.6	0.8	182	155
BOU-DD26-773	248.0	249.0	0.15	34	1.0	0.0	0.3	0.2	57	57
BOU-DD26-773	253.0	255.6	1.18	516	2.6	0.0	2.3	2.8	48	712
BOU-DD26-774	0.0	150.0								NSR
BOU-DD26-775	319.0	320.8	0.23	48	1.8	0.0	0.5	1.0	121	98
BOU-DD26-775	323.5	335.5	0.44	172	12.0	0.0	1.0	2.0	341	272
Including	324.4	326.2	1.76	662	1.8	0.0	2.6	4.7	1,032	966
BOU-DD26-775	338.1	346.3	0.76	184	8.2	0.0	1.5	1.7	1,819	338
Including	338.9	341.4	1.44	428	2.5	0.0	3.8	3.9	2,736	737
BOU-DD26-775	352.0	353.0	0.76	22	1.0	0.0	0.2	0.3	160	96
BOU-DD26-775	366.3	366.8	0.38	40	0.5	0.0	0.0	0.4	15	80
BOU-DD26-775	383.0	384.8	0.29	77	1.8	0.0	0.5	0.6	68	124
BOU-DD26-775	400.0	409.5	0.76	216	9.5	0.0	2.7	4.6	507	429
Including	401.4	407.4	0.94	269	6.0	0.0	3.6	5.6	639	534
BOU-DD26-776	360.0	360.9	0.78	7	0.9	0.0	0.0	0.1	16	71
BOU-DD26-776	400.3	401.2	0.32	30	0.9	0.0	0.2	0.5	15	69
BOU-DD26-776	431.0	432.0	0.16	38	1.0	0.0	0.2	0.2	390	65
BOU-DD26-776	439.2	442.0	0.23	66	2.8	0.0	0.8	2.0	520	149
BOU-DD26-776	461.0	463.3	0.74	93	2.3	0.0	1.7	3.8	10	261
BOU-DD26-776	475.0	476.0	0.64	87	1.0	0.0	1.0	3.5	201	232
BOU-DD26-777	457.3	457.8	0.87	58	0.5	0.0	0.9	0.9	71	165
BOU-DD26-777	479.3	480.5	0.44	110	1.2	0.0	1.4	3.4	57	241
BOU-DD26-777	498.2	499.2	0.19	35	1.0	0.0	0.8	1.2	36	91
BOU-DD26-777	501.2	513.0	0.53	94	11.8	0.0	1.3	3.0	312	226
Including	510.9	513.0	1.22	145	2.1	0.0	1.5	3.6	525	353
BOU-DD26-778	0.0	210.0								NSR
BOU-DD26-779	0.0	201.0								NSR
BOU-DD26-780	0.0	204.0								NSR
BOU-DD26-781	70.7	71.4	0.07	77	0.7	0.5	0.1	0.2	16	123
BOU-DD26-781	157.7	158.5	0.03	452	0.8	0.1	0.9	0.2	4	480
BOU-DD26-781	165.5	166.0	1.22	19	0.5	0.0	0.5	0.2	4	132
BOU-DD26-781	180.6	182.1	0.12	64	1.5	0.1	0.6	1.0	5	109
BOU-DD26-781	255.9	256.4	0.92	7	0.5	0.0	0.1	0.1	11	84
BOU-DD26-781	348.7	350.3	0.03	55	1.6	0.0	0.0	0.0	3	58
BOU-DD26-781	352.2	353.1	0.03	50	0.9	0.0	0.1	0.5	3	64
BOU-DD26-782	179.9	180.8	0.68	34	0.9	0.3	0.6	0.9	24	134
BOU-DD26-782	184.4	186.3	1.92	478	1.9	0.2	2.4	6.6	74	820
BOU-DD26-782	189.6	190.4	0.85	146	0.8	0.0	1.1	2.5	40	286
BOU-DD26-782	194.0	199.5	0.24	71	5.5	0.0	0.9	2.5	43	159
Including	194.0	196.0	0.35	131	2.0	0.0	1.8	4.2	58	278
BOU-DD26-783	239.0	240.0	0.38	119	1.0	0.1	0.4	0.2	4,306	235
BOU-DD26-783	274.0	289.8	1.10	198	15.8	0.1	2.2	2.6	1,222	405

Including	283.8	287.8	1.75	419	4.0	0.2	4.7	4.5	3,202	805
BOU-DD26-783	300.9	301.4	1.49	119	0.5	0.0	0.8	2.2	23	299
BOU-DD26-783	303.7	304.2	0.35	44	0.5	0.0	0.1	0.8	92	91
BOU-DD26-783	330.2	330.7	0.49	56	0.5	0.0	0.2	2.0	37	138
BOU-DD26-784	44.0	44.8	0.61	32	0.8	0.2	1.7	4.3	6	211
BOU-DD26-784	51.0	52.0	1.24	7	1.0	0.0	0.5	1.2	2	140
BOU-DD26-784	55.6	57.0	4.98	21	1.4	0.2	0.8	1.1	2	466
BOU-DD26-784	60.0	61.0	1.51	15	1.0	0.0	0.2	0.5	4	150
BOU-DD26-784	114.6	115.5	0.17	65	0.9	0.8	0.0	0.2	2	139
BOU-DD26-784	117.3	118.0	0.67	27	0.7	0.1	0.0	0.2	4	93
BOU-DD26-784	201.0	201.5	0.21	39	0.5	0.1	2.5	3.8	15	185
BOU-DD26-785	89.4	90.0	0.48	50	0.6	0.1	0.6	2.3	13	149
BOU-DD26-785	96.8	97.7	0.56	8	0.9	0.0	0.3	0.4	4	67
BOU-DD26-785	110.5	111.0	0.59	42	0.5	0.1	0.8	1.1	2	131
BOU-DD26-785	136.0	137.0	0.03	56	1.0	0.1	0.1	0.1	4	71
BOU-DD26-785	316.0	318.8	0.95	46	2.8	0.0	0.2	0.4	3	136
BOU-DD26-786	327.8	328.8	0.56	7	1.0	0.0	0.0	0.0	1	53
BOU-DD26-786	337.0	337.5	0.79	29	0.5	0.0	0.1	0.0	116	96
BOU-DD26-786	359.4	360.6	0.85	65	1.2	0.0	0.1	2.1	106	180
BOU-DD26-786	376.0	378.0	0.16	58	2.0	0.0	0.1	0.0	3,220	129
BOU-DD26-786	403.2	412.6	0.61	399	9.4	0.0	1.0	1.4	922	511
Including	403.2	405.0	1.54	1,708	1.8	0.0	1.7	2.5	691	1,928
BOU-DD26-786	431.1	431.6	0.29	57	0.5	0.0	0.1	0.0	391	90
BOU-DD26-786	435.7	437.3	0.68	413	1.6	0.0	1.3	2.4	94	543
BOU-DD26-786	450.2	451.5	0.58	75	1.3	0.0	1.1	2.8	139	201
BOU-DD26-786	459.2	462.8	1.38	195	3.6	0.1	5.1	3.5	93	481
Including	459.2	461.0	2.38	355	1.8	0.1	9.9	5.0	127	845
BOU-DD26-786	470.6	471.4	0.98	22	0.8	0.0	0.1	0.1	8	102
BOU-DD26-787	0.0	306.0								NSR
BOU-DD26-788	251.5	252.0	0.55	11	0.5	0.0	0.1	1.5	2	88
BOU-DD26-789	0.0	252.0								NSR
BOU-DD26-790	99.3	100.2	1.09	527	0.9	0.0	7.9	3.4	21	834
BOU-DD26-790	119.6	120.2	0.32	123	0.6	0.0	0.2	2.0	1	192
BOU-DD26-790	140.5	155.4	0.62	586	14.9	0.0	3.7	1.9	12	746
Including	148.3	154.8	1.05	971	6.5	0.0	6.7	2.1	16	1,227
BOU-DD26-790	157.1	157.6	0.31	35	0.5	0.0	0.1	0.5	11	73
BOU-DD26-790	200.0	201.0	0.27	85	1.0	0.0	0.2	1.7	1	143
BOU-DD26-791	184.0	185.0	0.03	70	1.0	0.0	0.0	0.0	4	73
BOU-DD26-791	196.0	198.0	0.61	13	2.0	0.0	0.1	0.2	14	66
BOU-DD26-791	227.5	229.5	0.29	100	2.0	0.0	1.0	1.9	29	182
BOU-DD26-791	282.6	283.1	0.32	283	0.5	0.0	0.9	0.9	8	343
BOU-DD26-792	150.0	151.0	0.68	2	1.0	0.0	0.0	0.0	11	57
BOU-DD26-792	168.5	169.8	0.73	35	1.3	0.0	0.3	0.5	16	111
BOU-DD26-792	239.0	240.0	0.83	1	1.0	0.0	0.0	0.0	3	68
BOU-DD26-792	247.0	248.0	0.88	11	1.0	0.0	0.2	0.8	4	101
BOU-DD26-792	287.9	292.0	0.61	147	4.1	0.0	1.4	1.4	505	260
Including	287.9	289.0	1.47	368	1.1	0.0	3.3	3.9	1,594	654
BOU-DD26-792	297.0	305.1	0.79	237	8.1	0.0	4.5	3.0	835	462

Including	300.9	303.1	1.50	563	2.2	0.0	10.4	5.2	2,891	1,036
BOU-DD26-792	306.0	306.6	0.16	38	0.6	0.0	1.1	1.7	21	107
BOU-DD26-792	326.1	326.6	0.49	32	0.5	0.0	0.6	1.0	122	104
BOU-DD26-792	381.0	381.6	0.62	15	0.6	0.0	0.0	0.0	12	65
BOU-DD26-793	140.3	141.0	0.18	42	0.7	0.5	1.4	2.1	8	158
BOU-DD26-793	145.0	145.7	0.72	8	0.7	0.0	0.0	0.1	5	69
BOU-DD26-793	152.9	153.4	1.35	22	0.5	0.1	0.3	0.2	8	145
BOU-DD26-794	0.0	204.0								NSR
BOU-DD26-795	113.0	113.6	0.59	9	0.6	0.0	0.1	0.1	7	63
BOU-DD26-795	153.5	154.5	0.69	2	1.0	0.0	0.1	0.8	2	76
BOU-DD26-795	256.9	258.2	1.25	25	1.3	0.0	1.3	2.2	0	194
BOU-DD26-795	261.0	262.0	1.11	8	1.0	0.0	0.2	1.1	0	123
BOU-DD26-796	368.4	373.1	0.63	231	4.7	0.0	3.0	2.3	57	387
Including	371.6	372.2	2.14	1,108	0.6	0.1	15.1	5.6	67	1,687
BOU-DD26-796	378.0	384.1	0.20	117	6.1	0.1	2.6	2.4	0	236
Including	381.0	382.2	0.46	265	1.2	0.2	11.8	10.5	0	751
BOU-DD26-796	387.2	387.7	0.27	47	0.5	0.1	0.4	0.2	0	88
BOU-DD26-797	167.1	168.0	0.07	70	0.9	0.0	0.3	3.8	0	157
BOU-DD26-797	195.9	196.4	0.15	92	0.5	0.0	0.7	4.6	7	210
BOU-DD26-798	80.8	82.9	1.07	81	2.1	0.2	1.5	0.7	44	223
BOU-DD26-798	98.2	99.2	1.37	22	1.0	0.1	0.2	0.1	8	140
BOU-DD26-798	118.3	119.1	0.73	26	0.8	0.1	0.4	0.4	4	104
BOU-DD26-798	284.0	286.2	0.71	19	2.2	0.0	0.9	1.4	4	119
BOU-DD26-799	127.0	128.0	0.69	1	1.0	0.0	0.0	0.0	3	56
BOU-DD26-799	250.0	251.0	0.83	6	1.0	0.0	0.1	0.4	4	82
BOU-DD26-799	265.0	266.0	0.27	50	1.0	0.0	0.8	1.4	3	116
BOU-DD26-799	271.5	276.4	1.05	210	4.9	0.3	2.6	4.5	60	452
BOU-DD26-799	297.0	298.0	0.13	51	1.0	0.0	0.9	1.0	2	98
BOU-DD26-799	302.0	303.0	0.18	39	1.0	0.0	1.0	1.3	12	98
BOU-DD26-799	339.6	340.2	0.60	286	0.6	0.0	1.3	2.2	247	408
BOU-DD26-800	107.7	109.5	0.04	62	1.8	0.0	0.1	3.6	14	138
* True width remains undetermined at this stage; all values are uncut.
1.Ag equivalent is based on a silver price of US$30/oz with a process recovery of 89%, a gold price of US$2,800/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 79.3g/t Ag; 1% Cu: 68.3 g/t Ag; 1% Pb: 19.4 g/t Ag; and 1% Zn: 19.7 g/t Ag.

Appendix 2 – New Drillhole Coordinates of 2026 Boumadine Exploration Program (completed holes)

DDH No.	Easting	Northing	Elevation	Azimuth	Dip	Length (m)
BOU-DD26-829	317370	3474105	1275	73	-50	288
BOU-DD26-830	317533	3474988	1279	249	-50	621
BOU-DD26-831	316082	3478350	1256	269	-50	408
BOU-DD26-832	315379	3478258	1290	269	-50	210
BOU-DD26-833	317341	3474094	1271	69	-49	303
BOU-DD26-834	317409	3473961	1269	70	-58	514
BOU-DD26-835	315699	3478156	1252	270	-50	453
BOU-DD26-836	315421	3478261	1283	270	-50	285
BOU-DD26-837	315983	3478349	1260	270	-50	342

BOU-DD26-838	317305	3474079	1265	69	-51	387
BOU-DD26-839	317268	3474065	1262	72	-50	435
BOU-DD26-840	315464	3478267	1266	270	-50	342
BOU-DD26-841	315497	3478265	1262	270	-50	351
BOU-DD26-842	317324	3474193	1276	69	-51	207
BOU-DD26-843	317290	3474181	1270	68	-49	270
BOU-DD26-844	317344	3474972	1281	249	-50	207
BOU-DD26-845	315760	3478157	1263	268	-49	501
BOU-DD26-846	315537	3478265	1262	269	-50	477
BOU-DD26-847	317253	3474168	1263	70	-50	300
BOU-DD26-848	317217	3474159	1256	70	-50	411
BOU-DD26-849	317176	3474149	1255	70	-50	459
BOU-DD26-850	315805	3478151	1276	269	-50	615
BOU-DD26-851	317401	3474998	1265	249	-51	246
BOU-DD26-852	317127	3474124	1266	69	-49	552
BOU-DD26-853	315575	3478263	1255	269	-50	354
BOU-DD26-854	317087	3474109	1270	68	-50	651
BOU-DD26-855	317471	3475030	1256	246	-52	402
BOU-DD26-856	315613	3478273	1250	269	-50	351
BOU-DD26-857	317045	3474093	1276	73	-50	756
BOU-DD26-858	315656	3478263	1249	270	-50	402
BOU-DD26-859	315289	3478064	1280	269	-50	138
BOU-DD26-860	317271	3474287	1272	70	-50	255
BOU-DD26-861	317229	3474270	1270	71	-49	312
BOU-DD26-862	315700	3478264	1251	271	-49	450
BOU-DD26-863	315751	3478266	1256	269	-50	504
BOU-DD26-864	317188	3474256	1270	69	-50	354
BOU-DD26-865	315342	3478063	1285	269	-51	198
BOU-DD26-866	317154	3474239	1266	70	-50	528
BOU-DD26-867	317118	3474233	1261	68	-50	582
BOU-DD26-868	315797	3478263	1267	270	-50	576
BOU-DD26-869	317078	3474216	1257	68	-50	600
BOU-DD26-870	317038	3474201	1257	70	-51	708
BOU-DD26-871	315378	3478063	1278	270	-50	270
BOU-DD26-873	315412	3478063	1266	270	-50	255
BOU-DD26-874	315450	3478065	1257	270	-50	297
BOU-DD26-875	317216	3474372	1280	70	-50	411
BOU-DD26-877	315538	3478063	1258	270	-50	402
BOU-DD26-878	317175	3474357	1279	69	-50	582
BOU-DD26-880	315589	3478059	1265	270	-50	357
BOU-DD26-881	317137	3474344	1273	66	-50	615
BOU-DD26-882	315683	3478062	1279	268	-50	501
BOU-DD26-883	317257	3474110	1255	71	-50	360
BOU-DD26-885	317285	3474502	1296	71	-50	156
BOU-DD26-886	315285	3477963	1283	270	-50	123
BOU-DD26-887	315766	3478068	1274	270	-50	555
BOU-DD26-888	317101	3474179	1259	70	-50	630
BOU-DD26-889	317249	3474487	1288	71	-50	255

BOU-DD26-890	317214	3474474	1280	68	-50	429
BOU-DD26-891	315400	3477963	1270	270	-50	216
BOU-DD26-892	315437	3477960	1262	270	-50	261
BOU-DD26-893	315327	3477963	1285	270	-50	156
BOU-DD26-896	315531	3477959	1269	269	-51	402
BOU-DD26-897	317143	3474450	1277	73	-50	612
BOU-DD26-898	317100	3474437	1273	68	-50	663
BOU-DD26-899	315364	3477963	1279	270	-50	192
BOU-DD26-900	317219	3474214	1264	70	-50	342
BOU-DD26-901	317137	3474192	1257	69	-50	516
BOU-DD26-902	315278	3477858	1279	270	-50	108
BOU-DD26-903	315581	3477963	1279	270	-50	513
BOU-DD26-904	315628	3477962	1283	269	-48	474
BOU-DD26-906	315321	3477858	1279	270	-50	156
BOU-DD26-910	317292	3474453	1295	71	-50	504
BOU-DD26-913	315400	3477858	1272	270	-50	252
BOU-DD26-914	315480	3477860	1272	269	-50	375
BOU-DD26-915	315524	3477860	1272	270	-50	426
BOU-DD26-916	317076	3474372	1267	70	-51	657
BOU-DD26-917	315441	3477853	1269	270	-50	300
BOU-DD26-918	317263	3474548	1293	70	-50	201
BOU-DD26-920	317195	3474521	1276	70	-51	356.2
BOU-DD26-924	317172	3474564	1275	70	-51	255
BOU-DD26-926	317215	3474580	1282	70	-51	168

2.The complete NI 43-101 Technical Report entitled "Technical Report and Updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco" dated December 18, 2025, (2025 PEA) is available on Aya's website and on SEDAR+ (www.sedarplus.ca). The PEA is preliminary in nature, and it includes inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the PEA results will be realized.